Form 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the quarter ended June 30, 2014

Commission File Number 000-25383

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7) : ☐

Currency of presentation and certain defined terms

In this Quarterly Report, references to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. References to "$" or "dollars" or "U.S. dollars" are to the legal currency of the United States and references to "" or "rupees" or "Indian rupees" are to the legal currency of India. Our condensed interim financial statements are presented in U.S. dollars and are prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) and in accordance with IAS 34, Interim Financial Reporting. References to "Indian GAAP" are to Indian Generally Accepted Accounting Principles. References to a particular "fiscal" year are to our fiscal year ended March 31 of such year.

All references to "we", "us", "our", "Infosys" or the "Company" shall mean Infosys Limited and our consolidated subsidiaries, unless specifically indicated otherwise or the context indicates otherwise. "Infosys" is a registered trademark of Infosys Limited in the United States and India. All other trademarks or trade names used in this Quarterly Report are the property of their respective owners.

All references to “IT Services” exclude business process management services and products business.

Except as otherwise stated in this Quarterly Report, all translations from Indian rupees to U.S. dollars effected are based on the fixing rate in the City of Mumbai on June 30, 2014 for cable transfers in Indian rupees as published by the Foreign Exchange Dealers’ Association of India, or FEDAI, which was 60.18 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Part I – Financial Information

Item I. Financial Statements

Infosys Limited and subsidiaries

Unaudited Condensed Consolidated Interim Balance Sheets as of

(Dollars in millions except share data)

	Note	June 30, 2014	March 31, 2014
ASSETS
Current assets
Cash and cash equivalents	2.1	4,164	4,331
Available-for-sale financial assets	2.2	467	367
Investment in certificates of deposit		97	143
Trade receivables		1,524	1,394
Unbilled revenue		493	469
Derivative financial instruments	2.7	16	36
Prepayments and other current assets	2.4	483	440
Total current assets		7,244	7,180
Non-current assets
Property, plant and equipment	2.5	1,354	1,316
Goodwill	2.6	359	360
Intangible assets		54	57
Available-for-sale financial assets	2.2	216	208
Deferred income tax assets		109	110
Income tax assets		252	254
Other non-current assets	2.4	37	37
Total non-current assets		2,381	2,342
Total assets		9,625	9,522
LIABILITIES AND EQUITY
Current liabilities
Trade payables		17	29
Current income tax liabilities		441	365
Client deposits		7	6
Unearned revenue		143	110
Employee benefit obligations		175	159
Provisions	2.8	62	63
Other current liabilities	2.9	811	792
Total current liabilities		1,656	1,524
Non-current liabilities
Deferred income tax liabilities		10	11
Other non-current liabilities	2.9	59	54
Total liabilities		1,725	1,589
Equity
Share capital 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,402,566, net of 2,833,600 treasury shares each as of June 30, 2014 and March 31, 2014, respectively		64	64
Share premium		704	704
Retained earnings		8,895	8,892
Other components of equity		(1,763)	(1,727)
Total equity attributable to equity holders of the company		7,900	7,933
Non-controlling interests		–	–
Total equity		7,900	7,933
Total liabilities and equity		9,625	9,522
Commitments and contingent liabilities	2.5, 2.8, 2.11 and 2.15

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

Infosys Limited and subsidiaries

Unaudited Condensed Consolidated Interim Statements of Comprehensive Income

(Dollars in millions except share and per equity share data)

	Note	Three months ended June 30,
		2014	2013

Revenues		2,133	1,991
Cost of sales		1,344	1,296
Gross profit		789	695
Operating expenses:
Selling and marketing expenses		111	103
Administrative expenses	2.16	142	124
Total operating expenses		253	227
Operating profit		536	468
Other income, net		139	103
Profit before income taxes		675	571
Income tax expense	2.11	193	153
Net profit		482	418
Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability/asset		(3)	1
Items that may be reclassified subsequently to profit or loss:
Fair value changes on available-for-sale financial assets	2.2	3	–
Exchange differences on translation of foreign operations		(36)	(619)
Total other comprehensive income, net of tax		(36)	(618)
Total comprehensive income		446	(200)
Profit attributable to:
Owners of the company		482	418
Non-controlling interests		–	–
		482	418
Total comprehensive income attributable to:
Owners of the company		446	(200)
Non-controlling interests		–	–
		446	(200)
Earnings per equity share
Basic ($)		0.84	0.73
Diluted ($)		0.84	0.73
Weighted average equity shares used in computing earnings per equity share	2.12
Basic		571,402,566	571,402,566
Diluted		571,402,566	571,402,566

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

Infosys Limited and subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

(Dollars in millions except share data)

	Shares(*)	Share capital	Share premium	Retained earnings	Other components of equity	Total equity attributable to equity holders of the company
Balance as of April 1, 2013	571,402,566	64	704	7,666	(1,103)	7,331
Changes in equity for the three months ended June 30, 2013
Remeasurement of the net defined benefit liability/asset, net of tax effect	–	–	–	–	1	1
Change in accounting policy -Adoption of Revised IAS 19	–	–	–	(6)	9	3
Dividends (including corporate dividend tax)	–	–	–	(302)	–	(302)
Net profit	–	–	–	418	–	418
Exchange differences on translation of foreign operations	–	–	–	–	(619)	(619)
Balance as of June 30, 2013	571,402,566	64	704	7,776	(1,712)	6,832
Balance as of April 1, 2014	571,402,566	64	704	8,892	(1,727)	7,933
Changes in equity for the three months ended June 30, 2014
Remeasurement of the net defined benefit liability/asset, net of tax effect	–	–	–	–	(3)	(3)
Dividends (including corporate dividend tax)	–	–	–	(479)	–	(479)
Fair value changes on available-for-sale financial assets, net of tax effect (Refer to Notes 2.2 and 2.11)	–	–	–	–	3	3
Net profit	–	–	–	482	–	482
Exchange differences on translation of foreign operations	–	–	–	–	(36)	(36)
Balance as of June 30, 2014	571,402,566	64	704	8,895	(1,763)	7,900

*excludes treasury shares of 2,833,600 held by consolidated trusts.

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

Infosys Limited and subsidiaries

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(Dollars in millions)

	Three months ended June 30,
	2014	2013
Operating activities:
Net profit	482	418
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	39	56
Income on available-for-sale financial assets and certificates of deposit	(16)	(7)
Income tax expense	193	153
Effect of exchange rate changes on assets and liabilities	–	10
Deferred purchase price	9	7
Provisions for doubtful trade receivable	19	7
Other non-cash item	(1)	(2)
Changes in working capital
Trade receivables	(156)	(199)
Prepayments and other assets	(16)	(19)
Unbilled revenue	(26)	(40)
Trade payables	(9)	(20)
Client deposits	–	(2)
Unearned revenue	33	2
Other liabilities and provisions	28	145
Cash generated from operations	579	509
Income taxes paid	(114)	(91)
Net cash provided by operating activities	465	418
Investing activities:
Expenditure on property, plant and equipment, net of sale proceeds, including changes in retention money and capital creditors	(75)	(87)
Loans to employees	(5)	(5)
Deposits placed with corporation	(4)	(2)
Income from available-for-sale financial assets and certificates of deposit	12	6
Investment in quoted debt securities	–	(20)
Redemption of certificates of deposit	46	–
Investment in liquid mutual funds	(1,049)	(1,027)
Redemption of liquid mutual funds	952	902
Investment in fixed maturity plan securities	(5)	–
Net cash used in investing activities	(128)	(233)
Financing activities:
Payment of dividends (including corporate dividend tax)	(479)	(302)
Net cash used in financing activities	(479)	(302)
Effect of exchange rate changes on cash and cash equivalents	(25)	(348)
Net increase in cash and cash equivalents	(142)	(117)
Cash and cash equivalents at the beginning	4,331	4,021
Cash and cash equivalents at the end	4,164	3,556
Supplementary information:
Restricted cash balance	54	53

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1.	Company Overview and Significant Accounting Policies

1.1	Company overview

Infosys Limited (Infosys or the company) along with its controlled trusts, Infosys Limited Employees’ Welfare Trust and Infosys Science Foundation, majority owned and controlled subsidiary, Infosys BPO Limited and its wholly owned and controlled subsidiaries (Infosys BPO), and its wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Tecnologia do Brasil Ltda (Infosys Brasil), Infosys Public Services, Inc., (Infosys Public Services), Infosys Americas Inc., (Infosys Americas), Edgeverve Systems Limited (Edgeverve), Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai) and Lodestone Holding AG and its controlled subsidiaries (Infosys Lodestone) is a leading global services company. The Infosys group of companies (the Group) provides business consulting, technology, engineering and outsourcing services. In addition, the Group offers software products and platforms.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the Bombay Stock Exchange and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), NYSE Euronext London and NYSE Euronext Paris.

The Group’s unaudited condensed consolidated interim financial statements were authorized for issue by the company’s Board of Directors on July 30, 2014.

1.2	Basis of preparation of financial statements

These condensed consolidated interim financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) and in accordance with IAS 34, Interim Financial Reporting, under the historical cost convention on the accrual basis except for certain financial instruments and prepaid gratuity benefits which have been measured at fair values. Accordingly, these condensed consolidated interim financial statements do not include all the information required for a complete set of financial statements. These condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company’s Annual Report on Form 20-F for the year ended March 31, 2014. Accounting policies have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements. The previously reported information in the Form 6-K for the quarter ended June 30, 2013 has been condensed to conform to the current period’s presentation.

1.3	Basis of consolidation

Infosys consolidates entities which it owns or controls. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

1.4	Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated interim financial statements.

1.5	Critical accounting estimates

a.	Revenue recognition

The company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b.	Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

c.	Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

d.	Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

1.6	Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	22-25 years
Plant and machinery	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. (Refer to note 2.5)

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.7	Employee benefits

1.7.1	Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by law of India.

The Group has adopted Revised IAS 19 effective April 1, 2013. Pursuant to this adoption, the Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability. The amended standard requires immediate recognition of the gains and losses through re-measurements of the net defined benefit liability/ (asset) through other comprehensive income. Further it also requires the interest expense (income) considered in the Profit and Loss to be restricted to the discount rate based on the Government securities yield. The actual return of the portfolio, in excess of such yields is recognized through the other comprehensive income. The Revised IAS 19 also requires effect of any plan amendments to be recognized immediately through the net profits, in the statement of comprehensive income.

Previously, the actuarial gains and losses were charged or credited to net profit in the statement of comprehensive income in the period in which they arose and the expected return on plan assets computed based on market expectations were considered as part of the net gratuity cost.

The adoption of Revised IAS 19 Employee Benefits did not have a material impact on the consolidated financial statements.

1.7.2	Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.7.3	Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The company has no further obligation to the plan beyond its monthly contributions.

1.7.4	Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.8	Recent accounting pronouncements

1.8.1	Standards issued but not yet effective

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the condensed consolidated interim financial statements.

IFRS 15 Revenue from Contracts with Customers: In May 2014, the International Accounting Standards Board issued IFRS 15, Revenue from Contracts with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted. The Group has not yet selected a transition method and has not yet evaluated the impact of IFRS 15 on the condensed consolidated interim financial statements.

2	Notes to the unaudited condensed consolidated interim financial statements

2.1	Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)

	As of
	June 30, 2014	March 31, 2014
Cash and bank deposits	3,684	3,729
Deposits with corporations	480	602
	4,164	4,331

Cash and cash equivalents as of June 30, 2014 and March 31, 2014 include restricted cash and bank balances of $54 million and $53 million, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the company, bank balances held as margin money deposits against guarantees and balances held in unclaimed dividend bank accounts.

The deposits maintained by the Group with banks and corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

(Dollars in millions)

	As of
	June 30, 2014	March 31, 2014
Current accounts
Bank of America, USA	130	119
Bank of America, Mexico	2	1
Bank of Zachodni WBK S.A.	1	–
Barclays Bank, UK	6	19
CIC, France	1	1
Citibank N.A., Australia	12	13
Citibank N.A., Brazil	7	6
Citibank N.A., China	6	9
Citibank N.A., Japan	1	2
Citibank N.A., India	–	1
Citibank N.A., New Zealand	1	1
Citibank N.A., South Africa	1	1
Citibank EEFC, India (U.S. dollar account)	1	–
Commerzbank, Germany	–	1
Deutsche Bank, Belgium	1	2
Deutsche Bank, Czech Republic	1	–
Deutsche Bank, Czech Republic (U.S. dollar account)	1	2
Deutsche Bank, Czech Republic (Euro account)	3	1
Deutsche Bank, France	2	1
Deutsche Bank, Germany	9	6
Deutsche Bank, India	1	1
Deutsche Bank, Netherlands	1	3
Deutsche Bank, Philippines	1	1
Deutsche Bank, Philippines (U.S. dollar account)	–	5
Deutsche Bank, Poland	1	–
Deutsche Bank, Russia (U.S. Dollar Account)	–	2
Deutsche Bank, Singapore	–	2
Deutsche Bank, Spain	–	1
Deutsche Bank, Switzerland	–	1
Deutsche Bank, United Kingdom	18	12
Deutsche Bank-EEFC, India (Euro account)	–	1
Deutsche Bank-EEFC, India (U.S. dollar account)	10	11
Deutsche Bank-EEFC, India (Australian Dollar account)	6	1
Deutsche Bank-EEFC, India (U.K. Pound Sterling account)	–	2
Deutsche Bank-EEFC, (U.S. Dollar account)	1	–
Deutsche Bank-EEFC, (CHF account)	1	–
HSBC Bank, Brazil	2	1
HSBC Bank, Hong Kong	3	–
ICICI Bank, India	18	6
ICICI Bank-EEFC, India (U.S. dollar account)	1	3
ING, Belgium	1	1
Nordbanken, Sweden	1	3
Punjab National Bank, India	1	2
Royal Bank of Canada, Canada	7	4
Royal Bank of Scotland, China	9	6
Royal Bank of Scotland, China (U.S. Dollar account)	–	1
State Bank of India, India	1	1
UBS AG, Switzerland	1	1
UBS AG, Switzerland (Euro account)	2	–
Westpac, Australia	1	1
	274	259
Deposit accounts
Andhra Bank, India	137	126
Allahabad Bank, India	168	169
Axis Bank, India	180	180
Bank of Baroda, India	366	368
Bank of India, India	448	424
Canara Bank, India	438	393
Central Bank of India, India	258	260
Citibank N.A., China	–	3
Corporation Bank, India	189	189
Deutsche Bank, Poland	20	21
HDFC, India	17	–
ICICI Bank, India	501	501
IDBI Bank, India	185	286
Indusind Bank, India	4	4
ING Vysya Bank, India	33	33
Indian Overseas Bank, India	106	120
Jammu and Kashmir Bank, India	4	4
Kotak Mahindra Bank, India	–	4
National Australia Bank Limited, Australia	6	15
Norbanken, Sweden	8	–
Oriental Bank of Commerce, India	14	15
Punjab National Bank, India	–	13
State Bank of India, India	10	10
South Indian Bank, India	4	4
Syndicate Bank, India	131	144
Union Bank of India, India	3	3
Vijaya Bank, India	142	143
Yes Bank, India	38	38
	3,410	3,470
Deposits with corporations
HDFC Limited, India	480	602
	480	602
Total	4,164	4,331

2.2	Available-for-sale financial assets

Investments in mutual fund units, quoted debt securities and unquoted equity securities are classified as available-for-sale financial assets.

Cost and fair value of these investments are as follows:

(Dollars in millions)

	As of
	June 30, 2014	March 31, 2014
Current
Mutual fund units:
Liquid mutual funds
Cost and fair value	437	342
Fixed Maturity Plan Securities
Cost	29	24
Gross unrealised holding gains	1	1
Fair value	30	25
	467	367
Non-Current
Quoted debt securities:
Cost	228	225
Gross unrealised holding gains/ (losses)	(13)	(18)
Fair value	215	207
Unquoted equity securities:
Cost	–	–
Gross unrealised holding gains	1	1
Fair value	1	1
	216	208
Total available-for-sale financial assets	683	575

Mutual fund units:

Liquid mutual funds:

The fair value of liquid mutual funds as of June 30, 2014 and March 31, 2014 was $437 million and $342 million, respectively. The fair value is based on quoted price.

Fixed maturity plan securities:

The fair value of fixed maturity plan securities as of June 30, 2014 and March 31, 2014 was $30 million and $25 million, respectively. The unrealized gain of less than $1 million, net of taxes of less than $1 million, has been recognized in other comprehensive income for the three months ended June 30, 2014. The fair value is based on quotes reflected in actual transactions in similar instruments as available on June 30, 2014.

Quoted debt securities:

The fair value of quoted debt securities as of June 30, 2014 and March 31, 2014 was $215 million and $207 million, respectively. The net unrealized gain of $3 million, net of taxes, has been recognized in other comprehensive income for the three months ended June 30, 2014. The fair value of $215 million is based on the quoted prices as available on June 30, 2014. (Refer to note 2.11)

The unrealised loss of $1 million, net of taxes of less than $1 million, has been recognised in other comprehensive income for the three months ended June 30, 2013.

Unquoted equity securities:

As of June 30, 2014 and March 31, 2014, the 2,154,100 shares held in OnMobile Systems Inc, U.S.A, were fair valued at $1 million. The fair value has been derived based on an agreed upon exchange ratio between these unquoted equity securities and quoted prices of the underlying marketable equity securities. The unrealized gain of less than $1 million, net of taxes of less than $1 million, has been recognized in other comprehensive income for the three months ended June 30, 2014.

Unrealized loss of less than $1 million, net of taxes of less than $1 million, has been recognized in other comprehensive income for the three months ended June 30, 2013.

2.3	Edgeverve

On February 14, 2014, a wholly owned subsidiary, Edgeverve Systems Limited (Edgeverve), was incorporated. Edgeverve was created to focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Edgeverve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the Annual General Meeting held on June 14, 2014, the shareholders authorised the Board to enter into a Business Transfer Agreement and related documents with Edgeverve, with effect from July 1, 2014 or such other date as may be decided by the Board of Directors.

The company has undertaken an enterprise valuation by an independent valuer and accordingly the business has been transferred for a consideration of $70 million with effect from July 1, 2014. The transfer of assets and liabilities will be accounted for at carrying values and will not have any impact on the consolidated financial statements.

2.4	Prepayments and other assets

Prepayments and other assets consist of the following:

(Dollars in millions)

	As of
	June 30, 2014	March 31, 2014
Current
Rental deposits	4	2
Security deposits with service providers	1	2
Loans and advances to employees	39	35
Prepaid expenses (1)	34	19
Interest accrued and not due	8	3
Withholding taxes (1)	195	176
Deposit with corporation	165	163
Advance payments to vendors for supply of goods (1)	11	15
Premiums held in trust (2)	24	23
Other assets	2	2
	483	440
Non-current
Loans and advances to employees	7	6
Security deposits with service providers	10	10
Deposit with corporation	10	7
Prepaid gratuity (1)	1	2
Prepaid expenses (1)	1	2
Rental Deposits	8	10
	37	37
	520	477
Financial assets in prepayments and other assets	278	263

(1)	Non financial assets
(2)	Represents premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in a fiduciary capacity (Refer to Note 2.9).

Withholding taxes primarily consist of input tax credits. Other assets primarily represent travel advances and other recoverables. Security deposits with service providers relate principally to leased telephone lines and electricity supplies.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5	Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the three months ended June 30, 2014:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross Carrying value as of April 1, 2014	190	839	284	444	170	6	305	2,238
Additions	27	10	7	19	2	-	14	79
Deletions	–	–	(1)	(2)	(2)	–	–	(5)
Translation difference	(1)	(4)	(2)	(1)	(1)	(1)	–	(10)
Gross Carrying value as of June 30, 2014	216	845	288	460	169	5	319	2,302
Accumulated depreciation as of April 1, 2014	–	(300)	(175)	(328)	(117)	(2)	–	(922)
Depreciation	–	(7)	(11)	(13)	(5)	–	–	(36)
Accumulated depreciation on deletions	–	–	1	2	2	–	–	5
Translation difference	–	2	2	–	1	–	–	5
Accumulated depreciation as of June 30, 2014	–	(305)	(183)	(339)	(119)	(2)	–	(948)
Carrying value as of June 30, 2014	216	540	105	121	50	3	319	1,354
Carrying value as of April 1, 2014	190	539	109	116	53	4	305	1,316

Proceeds on sale of property, plant and equipment during the three months ended June 30, 2014 was less than $1 million.

Following are the changes in the carrying value of property, plant and equipment for the three months ended June 30, 2013:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross Carrying value as of April 1, 2013	157	773	231	347	147	5	306	1,966
Additions	1	10	7	17	4	–	49	88
Deletions	–	–	–	(2)	–	–	–	(2)
Translation difference	(14)	(66)	(20)	(26)	(10)	–	(29)	(165)
Gross Carrying value as of June 30, 2013	144	717	218	336	141	5	326	1,887
Accumulated depreciation as of April 1, 2013	–	(275)	(154)	(240)	(103)	(3)	–	(775)
Depreciation	–	(12)	(9)	(25)	(7)	–	–	(53)
Accumulated depreciation on deletions	–	–	–	2	–	–	–	2
Translation difference	–	23	13	19	8	–	–	63
Accumulated depreciation as of June 30, 2013	–	(264)	(150)	(244)	(102)	(3)	–	(763)
Carrying value as of June 30, 2013	144	453	68	92	39	2	326	1,124
Carrying value as of April 1, 2013	157	498	77	107	44	2	306	1,191

Proceeds on sale of property, plant and equipment during the three months ended June 30, 2013 was less than $1 million.

During the three months ended June 30, 2014, based on internal and external technical evaluation, management reassessed the remaining useful life of assets primarily consisting of buildings and computers with effect from April 1, 2014. Accordingly the useful lives of certain assets required a change from the previous estimates.

The existing and revised useful lives are as below:

Category of assets	Existing useful life (Years)	Revised useful life (Years)
Building	15	22-25
Plant and machinery	5	5
Computer equipment	2-5	3-5
Furniture and fixtures	5	5
Vehicles	5	5

Had the Group continued with the previously assessed useful lives, charge for depreciation and cost of sales for the three months ended June 30, 2014 would have been higher by $23 million for assets held at April 1, 2014. The revision of the useful lives will result in the following changes in the depreciation expense as compared to the original useful life of the assets:

(Dollars in millions)

Particulars	Fiscal 2015	Fiscal 2016	After Fiscal 2016
Increase /(decrease) in depreciation expense	(72)	(24)	96

The depreciation expense for the three months ended June 30, 2014 and June 30, 2013 is included in cost of sales in the consolidated statement of comprehensive income.

Carrying value of land includes $77 million and $60 million as of June 30, 2014 and March 31, 2014, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land, including agreements where the company has an option to purchase the properties on expiry of the lease period. The company has already paid 99% of the market value of the properties prevailing at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase.

The contractual commitments for capital expenditure were $254 million and $227 million as of June 30, 2014 and March 31, 2014, respectively.

2.6	Goodwill

Following is a summary of changes in the carrying amount of goodwill:

(Dollars in millions)

	As of
	June 30, 2014	March 31, 2014
Carrying value at the beginning	360	364
Translation differences	(1)	(4)
Carrying value at the end	359	360

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGUs, which are benefiting from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGUs.

During the three months ended March 31, 2014, the company reorganized its business to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization there were changes effected in the segments based on the “management approach” as defined in IFRS 8, Operating Segments. (Refer to Note 2.14). Accordingly the goodwill has been allocated to the new operating segments as at June 30, 2014 and March 31, 2014.

(Dollars in millions)

Segments	As of
	June 30, 2014	March 31, 2014
Financial services	75	75
Insurance	50	50
Manufacturing	76	76
Energy, communication and services	35	35
Resources and utilities	16	16
Life sciences and healthcare	22	22
Retail, consumer packaged goods, logistics	53	54
Growth markets	32	32
Total	359	360

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the groups of CGUs, which are represented by the ‘Insurance’ segment.

The goodwill relating to Infosys Lodestone and Portland acquisitions has been allocated to the groups of CGUs which are represented by the entity’s operating segment.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years, based on financial budgets approved by management and an average of the range of each assumption mentioned below. As of March 31, 2014, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

In %
Long term growth rate	8-10
Operating margins	17-20
Discount rate	13.2

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

2.7	Financial instruments

Financial Instruments by category

The carrying value and fair value of financial instruments by categories as of June 30, 2014 were as follows:

(Dollars in millions)

	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	4,164	–	–	–	4,164
Available-for-sale financial assets (Refer to Note 2.2)	–	–	683	–	683
Investment in certificates of deposit	97	–	–	–	97
Trade receivables	1,524	–	–	–	1,524
Unbilled revenue	493	–	–	–	493
Prepayments and other assets	278	–	–	–	278
Derivative financial instruments	–	16	–	–	16
Total	6,556	16	683	–	7,255
Liabilities:
Trade payables	–	–	–	17	17
Client deposits	–	–	–	7	7
Employee benefit obligations	–	–	–	175	175
Other liabilities	–	–	–	624	624
Liability towards acquisitions	–	–	–	52	52
Total	–	–	–	875	875

The carrying value and fair value of financial instruments by categories as of March 31, 2014 were as follows:

(Dollars in millions)

	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value / fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	4,331	–	–	–	4,331
Available-for-sale financial assets (Refer to Note 2.2)	–	–	575	–	575
Investment in certificates of deposit	143	–	–	–	143
Trade receivables	1,394	–	–	–	1,394
Unbilled revenue	469	–	–	–	469
Prepayments and other assets	263	–	–	–	263
Derivative financial instruments	–	36	–	–	36
Total	6,600	36	575	–	7,211
Liabilities:
Trade payables	–	–	–	29	29
Client deposits	–	–	–	6	6
Employee benefit obligations		–	–	159	159
Other liabilities	–	–	–	644	644
Liability towards other acquisitions	–	–	–	43	43
Total	–	–	–	881	881

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of June 30, 2014:

(Dollars in millions)

	As of June 30, 2014	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual funds (Refer to Note 2.2)	437	437	–	–
Available- for- sale financial asset- Investments in fixed maturity plan securities (Refer to Note 2.2)	30	–	30	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer to Note 2.2)	215	215	–	–
Available- for- sale financial asset- Investments in unquoted equity instruments (Refer to Note 2.2)	1	–	1	–
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	16	–	16	–

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2014:

(Dollars in millions)

	As of March 31, 2014	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual funds (Refer to Note 2.2)	342	342	–	–
Available- for- sale financial asset- Investments in fixed maturity plan securities (Refer to Note 2.2)	25	–	25	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer to Note 2.2)	207	207	–	–
Available- for- sale financial asset- Investments in unquoted equity instruments (Refer to Note 2.2)	1	–	1	–
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	36	–	36	–

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:

(Dollars in millions)

	Three months ended June 30,
	2014	2013
Interest income on deposits and certificates of deposit	103	91
Income from available-for-sale financial assets	13	8
	116	99

Derivative financial instruments

The Group uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace. The following table gives details in respect of outstanding foreign exchange forward and options contracts:

(In millions)

	As of
	June 30, 2014	March 31, 2014
Forward contracts
In U.S. dollars	767	751
In Euro	53	64
In United Kingdom Pound Sterling	73	77
In Australian dollars	75	75
Option contracts
In U.S. dollars	–	20

The Group uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposure. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace. The following table gives details in respect of outstanding foreign exchange forward and options contracts:

The foreign exchange forward and option contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(Dollars in millions)

	As of
	June 30, 2014	March 31, 2014
Not later than one month	197	198
Later than one month and not later than three months	432	467
Later than three months and not later than one year	405	393
	1,034	1,058

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the Indian rupee appreciates / depreciates against these currencies.

The following table gives details in respect of the outstanding foreign exchange forward and option contracts:

(Dollars in millions)

	As of
	June 30, 2014	March 31, 2014
Aggregate amount of outstanding forward and option contracts	1,034	1,058
Gains / (losses) on outstanding forward and option contracts	16	36

The outstanding foreign exchange forward and option contracts as of June 30, 2014 and March 31, 2014, mature within twelve months.

The following table analyzes foreign currency risk from financial instruments as of June 30, 2014:

(Dollars in millions)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	146	20	25	34	63	288
Trade receivables	957	186	114	108	85	1,450
Unbilled revenue	281	79	20	27	44	451
Other assets	36	8	3	2	11	60
Trade payables	(1)	(1)	–	(1)	(10)	(13)
Client deposits	(3)	(3)	–	–	–	(6)
Accrued expenses	(96)	(25)	(10)	(7)	(31)	(169)
Employee benefit obligations	(65)	(13)	(8)	(23)	(20)	(129)
Other liabilities	(89)	(8)	(3)	(2)	(60)	(162)
Net assets / (liabilities)	1,166	243	141	138	82	1,770

The following table analyzes foreign currency risk from financial instruments as of March 31, 2014:

(Dollars in millions)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	144	17	33	30	63	287
Trade receivables	898	182	102	87	75	1,344
Unbilled revenue	271	64	22	32	41	430
Other assets	12	6	2	2	9	31
Trade payables	(3)	(3)	(2)	–	(16)	(24)
Client deposits	(3)	(3)	–	–	–	(6)
Accrued expenses	(127)	(26)	(10)	(6)	(31)	(200)
Employee benefit obligations	(64)	(12)	(7)	(22)	(16)	(121)
Other liabilities	(75)	(5)	–	(9)	(50)	(139)
Net assets / (liabilities)	1,053	220	140	114	75	1,602

For the three months ended June 30, 2014 and June 30, 2013, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected the company's incremental operating margins by approximately 0.51% and 0.46%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $1,524 million and $1,394 million as of June 30, 2014 and March 31, 2014, respectively and unbilled revenue amounting to $493 million and $469 million as of June 30, 2014 and March 31, 2014, respectively. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:

(In %)

	Three months ended June 30,
	2014	2013
Revenue from top customer	3.4	3.9
Revenue from top five customers	13.7	14.9

Financial assets that are neither past due nor impaired

Cash and cash equivalents and available-for-sale financial assets are neither past due nor impaired. Cash and cash equivalents include deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets include investment in mutual fund units, quoted debt securities and unquoted equity securities. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Investment in quoted debt securities represents the investments made in debt securities issued by government and quasi government organizations. Of the total trade receivables, $1,064 million each as of June 30, 2014 and March 31, 2014, were neither past due nor impaired.

There is no other class of financial assets that is not past due but impaired except for trade receivables of $5 million and $3 million as of June 30, 2014 and March 31, 2014, respectively.

Financial assets that are past due but not impaired

The Group’s credit period generally ranges from 30-60 days. The age analysis of the trade receivables have been considered from the due date. The age wise break up of trade receivables, net of allowances of $50 million and $33 million as of June 30, 2014 and March 31, 2014, respectively, that are past due, is given below:

(Dollars in millions)

Period (in days)	As of
	June 30, 2014	March 31, 2014
Less than 30	271	229
31 – 60	91	42
61 – 90	44	21
More than 90	54	38
	460	330

The provisions for doubtful trade receivables for the three months ended June 30, 2014 and June 30, 2013 was $19 million and $7 million, respectively.

The movement in the provisions for doubtful trade receivables is as follows:

(Dollars in millions)

	Three months ended June 30,		Year ended March 31,
	2014	2013	2014
Balance at the beginning	36	17	17
Translation differences	–	–	–
Provisions for doubtful trade receivables	19	7	23
Trade receivables written off	–	(1)	(4)
Balance at the end	55	23	36

Liquidity risk

As of June 30, 2014, the Group had a working capital of $5,588 million including cash and cash equivalents of $4,164 million, current available-for-sale financial assets of $467 million and investment in certificates of deposit of $97 million. As of March 31, 2014, the Group had a working capital of $5,656 million including cash and cash equivalents of $4,331 million, current available-for-sale financial assets of $367 million and investment in certificates of deposit of $143 million.

As of June 30, 2014 and March 31, 2014, the outstanding employee benefit obligations were $175 million and $159 million, respectively, which have been fully funded. Further, as of June 30, 2014 and March 31, 2014, the Group had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of June 30, 2014:

(Dollars in millions)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	17	–	–	–	17
Client deposits	7	–	–	–	7
Other liabilities	624	–	–	–	624
Liability towards acquisitions on an undiscounted basis	–	64	–	–	64

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2014:

(Dollars in millions)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	29	–	–	–	29
Client deposits	6	–	–	–	6
Other liabilities	640	4	–	–	644
Liability towards acquisitions on an undiscounted basis	–	55	–	–	55

 As of June 30, 2014 and March 31, 2014, the Group had outstanding financial guarantees of $6 million each, towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the Group’s knowledge there has been no breach of any term of the lease agreement as of June 30, 2014 and March 31, 2014.

2.8	Provisions

Provisions comprise the following:

 (Dollars in millions)

	As of
	June 30, 2014	March 31, 2014
Provision for post sales client support and other provisions	62	63
Provision towards visa related matters (Refer to Note 2.15)	–	–
	62	63

Provision for post sales client support and other provisions represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support and other provisions is as follows:

(Dollars in millions)

	Three months ended June 30,		Year ended March 31,
	2014	2013	2014
Balance at the beginning	63	39	39
Translation differences	–	(1)	1
Provision recognized/(reversed)	3	(2)	23
Provision utilized	(4)	–	–
Balance at the end	62	36	63

Provision for post sales client support and other provisions for the three months ended June 30, 2014 and June 30, 2013 is included in cost of sales in the consolidated statement of comprehensive income.

Provision towards visa related matters amounting to $35 million (including legal costs) was created and paid during the year ended March 31, 2014.

As of June 30, 2014 and March 31, 2014, claims against the company, not acknowledged as debts, net of amounts paid (excluding demands from Indian income tax authorities- Refer to Note 2.11) amounted to $30 million (179 crore) and $27 million (163 crore), respectively.

2.9	Other liabilities

Other liabilities comprise the following:

(Dollars in millions)

	As of
	June 30, 2014	March 31, 2014
Current
Accrued compensation to employees	257	266
Accrued expenses	288	308
Withholding taxes payable (1)	187	152
Retainage	21	14
Liabilities of controlled trusts	26	25
Premiums held in trust (2)	24	23
Others	8	4
	811	792
Non-current
Liability towards acquisition of business	52	43
Incentive accruals	–	4
Deferred income - government grant on land use rights (1)	7	7
	59	54
	870	846
Financial liabilities included in other liabilities (excluding liability towards acquisition of business)	624	644
Financial liability towards acquisitions	52	43
Financial liability towards acquisitions on an undiscounted basis	64	55

(1)	Non financial liabilities
(2)	Represents premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity (Refer to Note 2.4).

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unclaimed dividend balances.

2.10	Employee benefits

The Group has adopted Revised IAS 19 with effect from April 1, 2013. The impact on account of the revision in accounting policy is a reduction in retained earnings by $6 million and an increase in other comprehensive income by $9 million during the three months ended June 30, 2013. The reduction in retained earnings by $6 million includes a write back of unamortised negative past service cost of $3 million.

2.11	Income taxes

Income tax expense in the consolidated statement of comprehensive income comprises:

(Dollars in millions)

	Three months ended June 30,
	2014	2013
Current taxes
Domestic taxes	156	137
Foreign taxes	41	20
	197	157
Deferred taxes
Domestic taxes	(3)	(4)
Foreign taxes	(1)	–
	(4)	(4)
Income tax expense	193	153

Income tax expense for the three months ended June 30, 2014 and June 30, 2013 includes reversals (net of provisions) of $3 million each pertaining to earlier periods.

The revision in the useful life of assets held at April 1, 2014 has resulted in a decrease in deferred tax credit by $7 million for the three months ended June 30, 2014 and will result in a decrease in deferred tax credit by $29 million for the year ended March 31, 2015. (Refer to Note 2.5)

Entire deferred income tax for the three months ended June 30, 2014 and June 30, 2013 relates to origination and reversal of temporary differences.

For the three months ended June 30, 2014 and June 30, 2013, a reversal of deferred tax assets of $2 million and less than $1 million, respectively, relating to available-for-sale financial assets has been recognized in other comprehensive income.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(Dollars in millions)

	Three months ended June 30,
	2014	2013
Profit before income taxes	675	571
Enacted tax rates in India	33.99%	33.99%
Computed expected tax expense	229	194
Tax effect due to non-taxable income for Indian tax purposes	(65)	(58)
Overseas taxes	30	19
Tax reversals, overseas and domestic	(3)	(3)
Effect of differential overseas tax rates	(1)	–
Effect of exempt non-operating income	(5)	(3)
Effect of unrecognized deferred tax assets	3	3
Effect of non deductible expenses	6	5
Additional deduction on research and development expense	(2)	(4)
Others	1	–
Income tax expense	193	153

The applicable Indian statutory tax rate for fiscal 2015 and fiscal 2014 is 33.99%.

During the three months ended June 30, 2013, the company received weighted tax deduction equal to 200% of eligible research and development expenditures based on the approval received from Department of Scientific and Industrial Research (DSIR) for Finacle and Infosys labs which was effective from November 23, 2011 to March 31, 2014.

During the three months ended June 30, 2014, Infosys applied for renewal of this approval for its R&D activity in development of Finacle and has claimed the weighted tax deduction equal to 200% of eligible research and development expenditures.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the company has benefited from certain tax incentives that the Government of India had provided to the export of software from the units registered under the Software Technology Parks Scheme (STP) and the company continues to benefit from certain tax incentives for the units registered under the Special Economic Zones Act, 2005 (SEZ). However, the income tax incentives provided by the Government of India for STP units have expired, and all the STP units are now taxable. SEZ units which began providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

As a result of these tax incentives, a portion of the company’s pre-tax income has not been subject to tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $65 million and $58 million for the three months ended June 30, 2014 and June 30, 2013, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the three months ended June 30, 2014 and June 30, 2013 was $0.11 and $0.10, respectively.

As of June 30, 2014, claims against the Group not acknowledged as debts from the Indian Income tax authorities, net of amount paid to the authorities of $285 million (1,714 crore), amounted to $2 million (9 crore). As of March 31, 2014, claims against the Group not acknowledged as debts from the Indian Income tax authorities, net of amount paid to the authorities of $286 million (1,716 crore), amounted to $3 million (19 crore).

Demands from the Indian Income tax authorities include payment of additional tax of $257 million (1,548 crore), including interest of $71 million (430 crore) upon completion of their tax review for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009. These income tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007, fiscal 2008 and fiscal 2009 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income tax (Appeals), Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

2.12	Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended June 30,
	2014	2013
Basic earnings per equity share - weighted average number of equity shares outstanding (1)	571,402,566	571,402,566
Effect of dilutive common equivalent shares	–	–
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	571,402,566	571,402,566

(1)	Excludes treasury shares

2.13	Related party transactions

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and members of the executive council:

(Dollars in millions)

	Three months ended June 30,
	2014	2013
Salaries and other employee benefits to whole-time directors and members of executive council / Executive officers (1)	2	2
Commission and other benefits to non-executive / independent directors	–	–
Total compensation to key managerial personnel	2	2

(1)	Executive Council dissolved effective April 1, 2014 and Executive officers have been appointed with effect from that date.

2.14	Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. During the three months ended March 31, 2014, the Company reorganized its segments to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization there were changes effected in the reportable business segments based on the "management approach" as defined in IFRS 8, Operating Segments. The Chief Operating Decision Maker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the company is determined based on (i) industry class of the customers (outside of the growth markets) and; (ii) presence of customers in growth markets across industry classes. Business segments of the Company are primarily enterprises in Financial Services and Insurance (FSI), enterprises in Manufacturing (MFG), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in Life Sciences and Healthcare (LSH) and enterprises in Growth Markets (GMU) comprising enterprises in APAC (Asia Pacific) and Africa. The FSI reportable segments have been aggregated to include the Financial Services operating segment and Insurance operating segment and the ECS reportable segment has been aggregated to include Energy, Communication and Services operating segment and Resources & Utilities operating segments. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable business segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software Development Centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Assets and liabilities used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practical to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.14.1	Business segments

(Dollars in millions)

Three months ended June 30, 2014	FSI	MFG	ECS	RCL	LSH	GMU	Total
Revenues	617	464	337	359	138	218	2,133
Identifiable operating expenses	298	241	177	165	75	107	1,063
Allocated expenses	139	109	79	85	32	51	495
Segment profit	180	114	81	109	31	60	575
Unallocable expenses							39
Operating profit							536
Other income, net							139
Profit before income taxes							675
Income tax expense							193
Net profit							482
Depreciation and amortization							39
Non-cash expenses other than depreciation and amortization							–

(Dollars in millions)

Three months ended June 30, 2013	FSI	MFG	ECS	RCL	LSH	GMU	Total
Revenues	589	424	308	329	140	201	1,991
Identifiable operating expenses	271	218	143	162	68	92	954
Allocated expenses	146	111	80	86	37	53	513
Segment profit	172	95	85	81	35	56	524
Unallocable expenses							56
Operating profit							468
Other income, net							103
Profit before income taxes							571
Income tax expense							153
Net profit							418
Depreciation and amortization							56
Non-cash expenses other than depreciation and amortization							–

2.14.2	Geographic Segments

(Dollars in millions)

Three months ended June 30, 2014	North America	Europe	India	Rest of the World	Total
Revenues	1,297	522	51	263	2,133
Identifiable operating expenses	631	266	42	124	1,063
Allocated expenses	305	122	10	58	495
Segment profit	361	134	(1)	81	575
Unallocable expenses					39
Operating profit					536
Other income, net					139
Profit before income taxes					675
Income tax expense					193
Net profit					482
Depreciation and amortization					39
Non-cash expenses other than depreciation and amortization					–

(Dollars in millions)

Three months ended June 30, 2013	North America	Europe	India	Rest of the World	Total
Revenues	1,223	470	52	246	1,991
Identifiable operating expenses	591	230	24	109	954
Allocated expenses	319	122	11	61	513
Segment profit	313	118	17	76	524
Unallocable expenses					56
Operating profit					468
Other income, net					103
Profit before income taxes					571
Income tax expense					153
Net profit					418
Depreciation and amortization					56
Non-cash expenses other than depreciation and amortization					–

2.14.3	Significant clients

No client individually accounted for more than 10% of the revenues for the three months ended June 30, 2014 and June 30, 2013.

2.15	Litigation

On May 23, 2011, the company received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena required that the company provide to the grand jury certain documents and records related to its sponsorships for, and uses of, B1 business visas.

In addition, the U.S. Department of Homeland Security (“DHS”) has reviewed the company’s employer eligibility verifications on Form I-9 with respect to its employees working in the United States. In connection with this review, the company was advised that the DHS has found errors in a significant percentage of its Forms I-9 that the DHS has reviewed, and may impose fines and penalties on the company related to such alleged errors.

On October 30, 2013, the company settled the foregoing matters and entered into a Settlement Agreement (“Settlement Agreement”) with the U.S. Attorney, the DHS and the United States Department of State (“State,” and collectively with the U.S. Attorney and the DHS, the “United States”).

In the Settlement Agreement, the company denied and disputed all allegations made by the United States, except for the allegation that the company failed to maintain accurate Forms I-9 records for many of its foreign nationals in the United States in 2010 and 2011 as required by law, and that such failure constituted civil violations of certain laws.

During the year ended March 31, 2014 the Company recorded a charge related to the Settlement Agreement (including legal costs) of $35 million related to the matters that were the subject of the Settlement Agreement. The said amount was paid prior to December 31, 2013.

In addition, the company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

2.16	Corporate Social Responsibility (CSR)

Administrative expenses for three months June 30, 2014 includes contribution to Infosys Foundation towards CSR. Consequent to the requirements of the Companies Act, 2013, a CSR committee has been formed by the company to formulate and monitor the CSR policy of the company. The proposed areas for CSR activities are, eradication of hunger, poverty and malnutrition and the promotion of education and healthcare and rural development projects. The funds will be allocated to a corpus and utilised through the year on these activities which are specified in Schedule VII of the Companies Act, 2013.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

In addition to historical information, this discussion contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this discussion, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “seek,” “should,” “will” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled “Risk Factors” in our Annual Report on Form 20-F for the year ended March 31, 2014, and updates, if any, in the section entitled “Risk Factors” and elsewhere in this Quarterly Report on Form 6-K. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of this Quarterly Report on Form 6-K. The following discussion and analysis should be read in conjunction with our condensed financial statements included herein and the notes thereto. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Overview

We are a leading global services company that provides business consulting, technology, engineering and outsourcing services. In addition, we offer products, platforms and solutions to clients in different industries.

Our professionals deliver high quality solutions by leveraging our Global Delivery Model through which we divide projects into components that we execute simultaneously at client sites and at our Development Centers in India and around the world. We seek to optimize our cost structure by maintaining the flexibility to execute project components where it is most cost effective. Our Global Delivery Model also allows us to provide clients with high quality solutions in reduced time-frames enabling them to achieve efficiencies. Our sales, marketing and business development teams are organized to focus on specific geographies and business segments and this helps us customize our service offerings to our client's needs. Our primary geographic markets are North America, Europe and the Asia Pacific region. We serve clients in financial services and insurance, manufacturing, energy, communications and services, resources and utilities, retail, consumer packaged goods and logistics, life sciences and healthcare and various other segments.

There is an increasing need for highly skilled technology professionals in the markets in which we operate and in the industries to which we provide services. At the same time, companies are reluctant to expand their internal IT departments and increase costs. These factors have increased the reliance of companies on their outsourcing service providers and are expected to continue to drive future growth for outsourcing services. We believe that because the effective use of offshore technology services offers lower total costs of ownership of IT infrastructure, lower labor costs, improved quality and innovation and faster delivery of technology solutions, companies are increasingly turning to offshore technology service providers. India, in particular, has become a premier destination for offshore technology services. The key factors contributing to the growth of IT and IT enabled services in India include high quality delivery, significant cost benefits and the availability of skilled and English speaking IT professionals. Our proven Global Delivery Model, our comprehensive end - to - end solutions, our commitment to superior quality and process execution, our long standing client relationships, our ability to service clients across industries and our ability to scale, make us one of the leading offshore service providers in India.

There are numerous risks and challenges affecting the business. These risks and challenges are discussed in detail in the section entitled 'Risk Factors' in our Annual Report on Form 20-F for the year ended March 31, 2014 and updates, if any, in the section entitled “Risk Factors” and elsewhere in this Quarterly Report on Form 6-K.

We were founded in 1981 and are headquartered in Bangalore, India. We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. We completed three sponsored secondary ADS offerings in the United States in August 2003, June 2005 and November 2006. We did not receive any of the proceeds from any of our sponsored secondary offerings.

On October 22, 2012, we acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland.

The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013. Accordingly, during fiscal 2014, all the assets and liabilities of ICIL were transferred to Infosys Limited on a going concern basis. As ICIL was a wholly owned subsidiary of Infosys Limited, no shares have been allocated to the shareholders upon the scheme becoming effective.

We incorporated wholly owned subsidiary, Infosys Americas Inc., on June 25, 2013.

On February 14, 2014, wholly owned subsidiary Edgeverve Systems Limited (Edgeverve) was incorporated. Edgeverve was created to focus on developing and selling products and platforms. At the Annual General Meeting held on June 14, 2014, the shareholders authorised the Board to enter into a Business Transfer Agreement and related documents with Edgeverve, with effect from July 1, 2014 or such other date as may be decided by the Board of Directors. The company has undertaken an enterprise valuation by an independent valuer and accordingly the business has been transferred for a consideration of $70 million with effect from July 1, 2014. The transfer of assets and liabilities will be accounted for at carrying values and will not have any impact on the consolidated financial statements.

Effective fiscal 2014, the Board decided to increase the dividend pay-out from up to 30% of post-tax profits to up to 40% of post-tax profits. At our Annual General Meeting held on June 14, 2014, our shareholders approved a final dividend of `43.00 per equity share (approximately $0.72 per equity share), which in aggregate, resulted in a cash outflow of $479 million, inclusive of corporate dividend tax.

The following table sets forth our revenues, net profit, earnings per equity share for the three months ended June 30, 2014 and June 30, 2013, and number of employees as at June 30, 2014 and June 30, 2013:

(Dollars in millions except per share and employee data)

	Three months ended June 30,
	2014	2013
Revenues	2,133	1,991
Net profit	482	418
Earnings per equity share (Basic)	0.84	0.73
Earnings per equity share (Diluted)	0.84	0.73
Number of employees at the end of the period	161,284	157,263

Our revenue growth was attributable to a number of factors, including an increase in the size and number of projects executed for clients, as well as an expansion in the solutions that we provide to our clients. We added 61 new customers (gross) during the three months ended June 30, 2014 as compared to 66 new customers (gross) during the three months ended June 30, 2013. For each of the three months ended June 30, 2014 and June 30, 2013, 99.0% of our revenues came from repeat business, which we define as revenues from a client that also contributed to our revenues during the prior fiscal year.

Over the last fiscal year, we have started the following key initiatives to achieve its aspirations of superior financial performance:

1.	Cost optimisation:

We are focusing on location optimisation, increasing offshore effort ratios, putting right people in the right jobs and eliminating unnecessary costs.

2.	Sales effectiveness:

We are focusing on winning large revenue yielding multi-year outsourcing projects. We are looking to reinvigorate our sales teams and enable them with better systems, training, processes and metrics. We are incentivizing our sales team for delivering growth at acceptable margins.

3.	Delivery effectiveness:

We are developing intellectual property-based solutions to delink revenues from efforts and focusing on improving individual work productivity.

Results for the three months ended June 30, 2014 compared to the three months ended June 30, 2013

Revenues

Our revenues are generated principally from services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause, without penalties and with short notice periods of between 0 and 90 days. Since we collect revenues as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. Most of our contracts do not contain specific termination-related penalty provisions. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress on all contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a focused review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination and a review of the historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition.

We experience from time to time, pricing pressure from our clients. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price, fixed-timeframe arrangements or reduced rates. We attempt to use fixed-price arrangements for engagements where the specifications are complete, so individual rates are not negotiated.

The following table sets forth the growth in our revenues for the three months ended June 30, 2014 over the corresponding period in 2013:

(Dollars in millions)

	Three months ended June 30,		Change	Percentage Change
	2014	2013
Revenues	2,133	1,991	142	7.1%

The increase in revenues was attributable to an increase in volumes from most of the segments.

During the three months ended March 31, 2014, we reorganized segments to strengthen our focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to this internal reorganization, there were changes effected in the reportable business segments based on the "management approach" as defined in IFRS 8, Operating Segments.

Business segments of the Company are primarily enterprises in Financial Services and Insurance (FSI), Manufacturing (MFG), Energy & utilities, Communication and Services (ECS), Retail, Consumer packaged goods and Logistics (RCL), Life Sciences and Healthcare (LSH) and Growth Markets (GMU) sectors. Consequent to the above change in the composition of reportable business segments, the prior period comparatives have been restated. (Refer to Note 2.14, Segment reporting, of item 1 of this Quarterly Report).

The following table sets forth our revenues by business segments for the three months ended June 30, 2014 and June 30, 2013:

Business Segments	Percentage of Revenues
	Three months ended June 30,
	2014	2013
Financial Services and Insurance (FSI)	28.9%	29.6%
Manufacturing (MFG)	21.7%	21.3%
Energy & utilities, Communication and Services (ECS)	15.8%	15.5%
Retail, Consumer packaged goods and Logistics (RCL)	16.9%	16.5%
Life Sciences and Healthcare (LSH)	6.5%	7.0%
Growth Markets (GMU)	10.2%	10.1%

There were significant currency movements during three months ended June 30, 2014 as compared to three months ended June 30, 2013, the U.S. dollar appreciated by 5.1% against the Australian dollar and depreciated by 9.7% and 4.6% against the United Kingdom Pound Sterling and Euro, respectively.

Had the average exchange rate between various currencies and the U.S. dollar remained constant, during three months ended June 30, 2014 in comparison to three months ended June 30, 2013, our revenues in constant currency terms for the three months June 30, 2014, would have been lower by $10 million at $2,123 million as against our reported revenues of $2,133 million, resulting in a growth of 6.6% as against a reported growth of 7.1%.

The following table sets forth our business segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of business segment revenue for three months ended June 30, 2014 and three months ended June 30, 2013 (refer to Note 2.14.1 of item 1 this Quarterly Report):

Business Segments	Three months ended June 30,
	2014	2013
Financial services and insurance (FSI)	29.2%	29.2%
Manufacturing (MFG)	24.5%	22.4%
Energy & utilities, Communication and Services (ECS)	24.1%	27.6%
Retail, Consumer packaged goods and Logistics (RCL)	30.5%	24.6%
Life Sciences and Healthcare (LSH)	21.6%	24.8%
Growth Markets (GMU)	27.7%	28.2%

The segment profitability across segments has primarily been affected by the compensation increases given to offshore and onsite employees during the last 12 months which is offset by savings from cost optimization initiatives including improved utilization and improved offshore mix. The decline in profitability for ECS segment is on account of provision for doubtful debts. Segment profitability has increased in RCL due to strong revenue growth, revenue productivity and reduction in onsite effort mix.

Our revenues are also segmented into onsite and offshore revenues. The table below sets forth the percentage of our revenues by location for three months ended June 30, 2014 and June 30, 2013:

	Three months ended June 30,
	2014	2013
Onsite	50.8%	53.2%
Offshore	49.2%	46.8%

We typically assume full project management responsibility for each project that we undertake. Using our Global Delivery Model, we divide projects into components that we execute simultaneously at client sites and our Development Centers located outside India (‘onsite’) and at our Global Development Centers in India (‘offshore’). The proportion of work performed at our facilities and at client sites varies from quarter-to-quarter. We charge higher rates and incur higher compensation and other expenses for work performed onsite. Services performed onsite typically generate higher revenues per-capita at a lower gross margin than the same services performed offshore. As a result, our total revenues, cost of sales and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter-to-quarter.

The table below sets forth details of billable hours expended for onsite and offshore for three months ended June 30, 2014 and June 30, 2013:

	Three months ended June 30,
	2014	2013
Onsite	24.2%	26.0%
Offshore	75.8%	74.0%

Revenues from services represented 96.8% of total revenues for three months ended June 30, 2014 as compared to 96.3% for three months ended June 30, 2013. We also generate revenue from software application products, including banking software. Sales of our software products represented 3.2% of our total revenues for three months ended June 30, 2014 as compared to 3.7% for three months ended June 30, 2013.

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of services revenues for three months ended June 30, 2014 and three months ended June 30, 2013:

	Three months ended June 30,
	2014	2013
Fixed-price, fixed-timeframe contracts	40.1%	40.1%
Time-and-materials contracts	59.9%	59.9%

Revenues and gross profits are also affected by employee utilization rates. We define employee utilization as the proportion of total billed person months to total available person months, excluding sales, administrative and support personnel. We manage utilization by monitoring project requirements and timetables. The number of software professionals that we assign to a project will vary according to the size, complexity, duration, and demands of the project. An unanticipated termination of a significant project could also cause lower utilization of technology professionals. In addition, we do not utilize our technology professionals when they are enrolled in training programs, particularly during our training course for new employees.

The following table sets forth the utilization rates of billable employees for IT services professionals:

	Three months ended June 30,
	2014	2013
Including trainees	74.8%	70.7%
Excluding trainees	80.1%	74.3%

The following table sets forth our revenues by geographic segments for three months ended June 30, 2014 and three months ended June 30, 2013:

Geographic Segments	Percentage of revenues
	Three months ended June 30,
	2014	2013
North America	60.8%	61.4%
Europe	24.5%	23.6%
India	2.4%	2.6%
Rest of the World	12.3%	12.4%

A focus of our growth strategy is to expand our business to parts of the world outside North America to diversify our revenues.

The following table sets forth our geographic segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of geographic segment revenue for three months ended June 30, 2014 and three months ended June 30, 2013 (refer to Note 2.14.2 under Item 1 of this Quarterly Report):

Geographic Segments	Three months ended June 30,
	2014	2013
North America	27.9%	25.6%
Europe	25.6%	25.1%
India	(1.3)%	32.7%
Rest of the World	30.6%	30.9%

The segment profitability across segments has primarily been affected by the compensation increases given to offshore and onsite employees during the last 12 months which is offset by savings from cost optimization initiatives including improved utilization and improved offshore mix. Segment profitability in India has declined due to provision for doubtful debts.

During the three months ended June 30, 2014, the total billed person-months for our services other than business process management grew by 7.3% compared to the three months ended June 30, 2013. The onsite billed person-months for our services other than business process management declined by 1.9% and offshore billed person-months for our services other than business process management grew by 11.7%, during the three months ended June 30, 2014. During the three months ended June 30, 2014, there was a 3.8% increase in the onsite revenue productivity and a 3.0% increase in offshore revenue productivity when compared to the three months ended June 30, 2013. On a blended basis, the revenue productivity increased by 0.1% during the three months ended June 30, 2014 when compared to the three months ended June 30, 2013.

Cost of sales

The following table sets forth our cost of sales for the three months ended June 30, 2014 and June 30, 2013:

(Dollars in millions)

	Three months ended June 30,		Change	Percentage Change
	2014	2013
Cost of sales	1,344	1,296	48	3.7%
As a percentage of revenues	63.0%	65.1%

(Dollars in millions)

	Three months ended June 30,		Change
	2014	2013
Employee benefit costs	1,091	1,028	63
Deferred purchase price pertaining to acquisition	9	7	2
Depreciation and amortization	39	56	(17)
Travelling costs	58	64	(6)
Cost of technical sub-contractors	75	84	(9)
Cost of Software packages for own use	38	27	11
Third party items bought for service delivery to clients	9	7	2
Operating lease payments	9	9	–
Communication costs	7	6	1
Repairs and maintenance	6	5	1
Provision for post-sales client support	1	(2)	3
Other expenses	2	5	(3)
Total	1,344	1,296	48

The increase in cost of sales during the three months ended June 30, 2014 from the three months ended June 30, 2013 was attributable primarily to an increase in our employee benefit costs, cost of software packages for own use partially offset by decrease in depreciation. The increase in employee benefit costs during the three months ended June 30, 2014 from the three months ended June 30, 2013 was primarily due to compensation increases given to employees during the last 12 months and an increase in the number of employees. The increase in cost of software packages for own use was due to increase in software bought for internal use. The decrease in depreciation is primarily on account of change in estimated useful live of buildings and computer equipment. During the three months ended June 30, 2014, the management based on internal and external technical evaluation reassessed the remaining useful life of assets primarily consisting of buildings and computers with effect from April 1, 2014. Accordingly, the useful lives of certain assets required a change from the previous estimates. Had the group continued with the previously assessed useful lives, charge for depreciation and cost of sales for the three months ended June 30, 2014 would have been higher by $23 million for assets held at April 1, 2014 (Refer to note 2.5 in Item 1 of this quarterly report).

We hire subcontractors on a limited basis from time to time for client requirements and we generally do not perform subcontracted work for other technology service providers. For three months ended June 30, 2014 and June 31, 2013, 5.6% and 6.5%, respectively, of our cost of sales was attributable to cost of technical subcontractors.

Gross profit

The following table sets forth our gross profit for the three months ended June 30, 2014 and June 30, 2013:

(Dollars in millions)

	Three months ended June 30,		Change	Percentage Change
	2014	2013
Gross profit	789	695	94	13.5%
As a percentage of revenues	37.0%	34.9%

The increase in gross profit as a percentage of revenue during the three months ended June 30, 2014 from the three months ended June 30, 2013 was attributable to a decrease in cost of sales as a percentage of revenue, during the same period.

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for the three months ended June 30, 2014 and June 30, 2013:

(Dollars in millions)

	Three months ended June 30,		Change	Percentage Change
	2014	2013
Selling and marketing expenses	111	103	8	7.8%
As a percentage of revenues	5.2%	5.2%

(Dollars in millions)

	Three months ended June 30,		Change
	2014	2013
Employee benefit costs	93	84	9
Travelling costs	9	7	2
Branding and marketing	5	6	(1)
Operating lease payments	1	2	(1)
Consultancy and professional charges	1	2	(1)
Communication costs	–	1	(1)
Other expenses	2	1	1
Total	111	103	8

The increase in selling and marketing expenses during the three months ended June 30, 2014 from the three months ended June 30, 2013 was attributable primarily to an increase in employee benefit costs on account of compensation increases given to sales and marketing personnel during the last 12 months and increase in the number of employees.

Administrative expenses

The following table sets forth our administrative expenses for the three months ended June 30, 2014 and June 30, 2013:

(Dollars in millions)

	Three months ended June 30,		Change	Percentage Change
	2014	2013
Administrative expenses	142	124	18	14.5%
As a percentage of revenues	6.7%	6.2%

(Dollars in millions)

	Three months ended June 30,		Change
	2014	2013
Employee benefit costs	45	41	4
Consultancy and professional charges	7	16	(9)
Repairs and maintenance	19	18	1
Power and fuel	9	10	(1)
Communication costs	12	11	1
Travelling costs	7	7	–
Rates and taxes	4	4	–
Operating lease payments	3	3	–
Insurance charges	2	2	–
Provisions for doubtful trade receivables	19	7	12
Contributions to Infosys Foundation towards CSR	8	–	8
Other expenses	7	5	2
Total	142	124	18

The increase in administrative expenses for the three months ended June 30, 2014 compared to the three months ended June 30, 2013 was primarily due to an increase in provision for doubtful trade receivables, contribution to Infosys Foundation towards CSR and increase in employee benefit costs, partially offset by a decrease in consultancy and professional charges. The increase in provision for doubtful trade receivables was based on the management’s estimation on the collectability of the receivables. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health of our clients and of the economic environment in which they operate. Consequent to the requirements of the Companies Act, 2013, a CSR committee has been formed by the company to formulate and monitor the CSR policy of the company and $8 million was contributed to Infosys Foundation towards CSR during the three months ended June 30, 2014. The proposed areas for CSR activities are eradication of hunger, poverty and malnutrition and the promotion of education and healthcare and rural development projects. The funds will be allocated to a corpus and utilised through the year on these activities. The increase in employee benefit costs during the three months ended June 30, 2014 from the three months ended June 30, 2013 was due to compensation increases given to employees during the last 12 months.

Operating profit

The following table sets forth our operating profit for the three months ended June 30, 2014 and June 30, 2013:

(Dollars in millions)

	Three months ended June 30,		Change	Percentage Change
	2014	2013
Operating profit	536	468	68	14.5%
As a percentage of revenues	25.1%	23.5%

The increase in operating profit as a percentage of revenues for the three months ended June 30, 2014 from the three months ended June 30, 2013, was attributable to an increase of 2.1% in gross profit as a percentage of revenue partially offset by 0.5% increase in administrative expenses as a percentage of revenue.

Other income

The following table sets forth our other income for the three months ended June 30, 2014 and June 30, 2013:

(Dollars in millions)

	Three months ended June 30,		Change	Percentage Change
	2014	2013
Other income, net	139	103	36	35.0%

Other income for the three months ended June 30, 2014 primarily includes interest income on deposits and certificates of deposit of $103 million, income from available-for-sale financial assets of $13 million, foreign exchange gain of $9 million on translation of other assets and liabilities and a foreign exchange gain of $13 million on forward and option contracts.

Other income for the three months ended June 30, 2013 primarily includes interest income on deposits of $91 million, income from available-for-sale financial assets of $8 million, foreign exchange gain of $74 million on translation of other assets and liabilities, partially offset by foreign exchange loss of $71 million on forward and option contracts.

The increase in interest income, including income from available-for-sale financial assets, for the three months ended June 30, 2014 over the three months ended June 30, 2013 is primarily on account of an increase in investible surplus.

Functional Currency and Foreign Exchange

The condensed consolidated financial statements included in this Quarterly Report are presented in U.S. dollars (rounded off to the nearest million) to facilitate global comparability.

Generally, Indian law requires residents of India to repatriate any foreign currency earnings to India to control the exchange of foreign currency. More specifically, Section 8 of the Foreign Exchange Management Act, or FEMA, requires an Indian company to take all reasonable steps to realize and repatriate into India all foreign currency earned by the company outside India, within such time periods and in the manner specified by the Reserve Bank of India, or RBI. The RBI has promulgated guidelines that require the company to repatriate any realized foreign currency back to a foreign currency account such as an Exchange Earners Foreign Currency, or EEFC account with an authorized dealer in India, subject to the condition that the sum total of the accruals in the account during a calendar month should be converted into rupees on or before the last day of the succeeding calendar month, after adjusting for utilization of the balances for approved purposes or forward commitments.

We typically collect our earnings denominated in foreign currencies using a dedicated foreign currency account located in the local country of operation. In order to do this, we are required to obtain, and have obtained, approval from an authorized dealer, on behalf of the RBI, to maintain a foreign currency account in overseas countries.

Our failure to comply with RBI regulations could result in RBI enforcement actions against us.

We generate substantially all of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a significant portion of our expenses in Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar. Foreign exchange gains and losses arise from the depreciation and appreciation of the Indian rupee against other currencies in which we transact business and from foreign exchange forward and option contracts.

The following table sets forth the currency in which our revenues for the three months ended June 30, 2014 and June 30, 2013 were denominated:

Currency	Percentage of Revenues
	Three months ended June 30,
	2014	2013
U.S. dollar	68.0%	69.3%
United Kingdom Pound Sterling	5.8%	5.6%
Euro	10.6%	9.8%
Australian dollar	8.2%	7.9%
Others	7.4%	7.4%

The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for the three months ended June 30, 2014 and June 30, 2013:

	Three months ended June 30,		Appreciation / (Depreciation) in percentage
	2014 ()	2013 ()
Average exchange rate during the period:
U.S. dollar	59.85	56.56	(5.8%)
United Kingdom Pound Sterling	101.01	86.85	(16.3%)
Euro	81.86	73.95	(10.7%)
Australian dollar	55.85	55.29	(1.0%)

	Three months ended June 30,
	2014 ()	2013 ()
Exchange rate at the beginning of the period:(a)
U.S. dollar	59.92	54.29
United Kingdom Pound Sterling	99.77	82.23
Euro	82.69	69.50
Australian dollar	55.30	56.63
Exchange rate at the end of the period:(b)
U.S. dollar	60.18	59.39
United Kingdom Pound Sterling	102.59	90.52
Euro	82.18	77.60
Australian dollar	56.54	54.89
Appreciation / (Depreciation) of the Indian rupee against the relevant currency:((b)/(a) - as a percentage)
U.S. dollar	(0.4)%	(9.4)%
United Kingdom Pound Sterling	(2.8)%	(10.1)%
Euro	0.6%	(11.7)%
Australian dollar	(2.2)%	3.1%

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for the three months ended June 30, 2014 and June 30, 2013:

	Three months ended June 30,		Appreciation / (Depreciation) in percentage
	2014 ($)	2013 ($)
Average exchange rate during the period:
United Kingdom Pound Sterling	1.69	1.54	(9.7)%
Euro	1.37	1.31	(4.6)%
Australian dollar	0.93	0.98	5.1%

	Three months ended June 30,
	2014 ($)	2013 ($)
Exchange rate at the beginning of the period:(a)
United Kingdom Pound Sterling	1.67	1.51
Euro	1.38	1.28
Australian dollars	0.92	1.04
Exchange rate at the end of the period:(b)
United Kingdom Pound Sterling	1.70	1.52
Euro	1.37	1.31
Australian dollar	0.94	0.92
Appreciation / (Depreciation) of U.S. dollar against the relevant currency:((b)/(a) – as a percentage)
United Kingdom Pound Sterling	(1.8)%	(0.7)%
Euro	0.7%	(2.3)%
Australian dollar	(2.2)%	11.5%

For the three months ended June 30, 2014 and June 30, 2013, every percentage point depreciation/appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected our incremental operating margins by approximately 0.51% and 0.46%, respectively. The exchange rate between the Indian rupee and the U.S. dollar has fluctuated substantially in recent years and may continue to do so in the future. We are unable to predict the impact that future fluctuations may have on our operating margins.

We have recorded a gain of $13 million and loss of $71 million for the three months ended June 30, 2014 and the three months ended June 30, 2013, respectively, on account of foreign exchange forward and option contracts. Our accounting policy requires us to mark to market and recognize the effect in statement of comprehensive income immediately of any derivative that is either not designated as a hedge, or is so designated but is ineffective as per IAS 39.

Income tax expense

Our net profit earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India, can be applied as a credit against our Indian tax liability, to the extent that the same income is subject to tax in India.

We, as an Indian resident, are required to pay taxes in India on the entire global income in accordance with the provisions of Section 5 of the Indian Income Tax Act, 1961, which is reflected as domestic taxes. The geographical segment disclosures on revenue in note 2.14.2 of item 1 of this Quarterly Report are based on the location of customers and do not reflect the geographies where the actual delivery or revenue-related efforts occur. The income on which domestic taxes are imposed are not restricted to the income generated from the “India” geographic segment. As such, amounts applicable to domestic income taxes and foreign income taxes will not necessarily correlate to the proportion of revenue generated from India and other geographical segments.

We have benefited from certain tax incentives that the Government of India had provided for the export of software from the units registered under the Software Technology Parks Scheme (‘STP’) in India and we continue to benefit from certain tax incentives for the units registered under the Special Economic Zones Act, 2005 (SEZ). However, the income tax incentives provided by the Government of India for STP units have expired, and all of our STP units are now taxable. SEZ units which began providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from the financial year in which the unit has commenced the provision of services and 50 percent of such profits or gains for the five years thereafter. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

As a result of these tax incentives, a portion of our pre-tax income has not been subject to tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $65 million and $58 million for three months ended June 30, 2014 and June 30, 2013, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for three months ended June 30, 2014 and June 30, 2013 was $0.11 and $0.10, respectively.

The following table sets forth our income tax expense and effective tax rate for the three months ended June 30, 2014 and June 30, 2013:

(Dollars in millions)

	Three months ended June 30,		Change	Percentage Change
	2014	2013
Income tax expense	193	153	40	26.1%
Effective tax rate	28.6%	26.8%

Our effective tax rate for the three months ended June 30, 2014 was 28.6% compared to 26.8% for the three months ended June 30, 2013. Effective tax rate is generally influenced by various factors including non-deductible expenses, exempt non-operating income, overseas taxes, revenue from SEZ units and other tax deductions.The increase in the effective tax rate to 28.6% for the three months ended June 30, 2014 was mainly due to an increase in overseas taxes, reduction in deduction on eligible research and development expense based on the approval applied for with the Department of Scientific and Industrial Research (DSIR) for Finacle, partially offset by an increase in exempt non-operating income. (Refer to Note 2.11 of Item 1 of this Quarterly Report for a reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes).

Net profit

The following table sets forth our net profit for the three months ended June 30, 2014 and June 30, 2013:

(Dollars in millions)

	Three months ended June 30,		Change	Percentage Change
	2014	2013
Net profit	482	418	64	15.3%
As a percentage of revenues	22.6%	21.0%

The increase in net profit as a percentage of revenues for the three months ended June 30, 2014 as compared to the three months ended June 30, 2013 was primarily attributable to a 1.6% increase in operating profit as a percentage of revenues, increase in other income partially offset by an increase in the effective tax rate.

Liquidity and capital resources

In 1993, we raised approximately $4.4 million in gross aggregate proceeds from our initial public offering of equity shares in India. In 1994, we raised an additional $7.7 million through private placements of our equity shares with foreign institutional investors, mutual funds, Indian domestic financial institutions and corporations. On March 11, 1999, we raised $70.4 million in gross aggregate proceeds from our initial public offering of ADSs in the United States. Our growth in recent years has been financed largely by cash generated from operations.

As of June 30, 2014 and March 31, 2014, we had $5,588 million and $5,656 million in working capital, respectively. The working capital as of June 30, 2014, includes $4,164 million in cash and cash equivalents, $467 million in available-for-sale financial assets and $97 million in investments in certificates of deposit. The working capital as of March 31, 2014, includes $4,331 million in cash and cash equivalents, $367 million in available-for-sale financial assets and $143 million in investments in certificates of deposit. Available-for-sale financial assets include investments in mutual fund units. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. We have no outstanding bank borrowings. We believe that our current working capital is sufficient to meet our requirements for the next 12 months. We believe that a sustained reduction in IT spending, a longer sales cycle, or a continued economic downturn in any of the various geographic locations or business segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Our principal sources of liquidity are cash and cash equivalents and the cash flow that we generate from operations. Our cash and cash equivalents are comprised of deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies which can be withdrawn at any point of time without prior notice or penalty on principal. Cash and cash equivalents are primarily held in Indian Rupees. These cash and cash equivalents included a restricted cash balance of $54 million and $53 million as of June 30, 2014 and March 31, 2014, respectively. These restrictions are primarily on account of unclaimed dividends, bank balances held as margin money deposit and cash balances held by irrevocable trusts controlled by us. Our investments in available for sale financial assets comprising mutual fund units and quoted debt securities and certificate of deposits are also highly credit-rated by domestic credit rating agencies.

In summary, our cash flows were:

(Dollars in millions)

	Three months ended June 30,
	2014	2013
Net cash provided (used) by operating activities	465	418
Net cash provided (used) in investing activities	(128)	(233)
Net cash provided (used) in financing activities	(479)	(302)

Net cash provided by operations consisted primarily of net profit adjusted for depreciation and amortization, deferred purchase price, income taxes, income on available-for-sale financial assets and certificates of deposit, provisions for doubtful trade receivable and changes in working capital.

Trade receivables increased by $156 million during the three months ended June 30, 2014 compared to $199 million during the three months ended June 30, 2013, respectively. Trade receivables as a percentage of last 12 months revenues were 18.2% and 18.0%, respectively. Days sales outstanding on the basis of last 12 months revenues were 66 days each as of June 30, 2014 and June 30, 2013.

Prepayments and other assets have increased primarily on account of increase in withholding taxes primarily consisting of input tax credits and prepaid expenses.

There was an increase in unbilled revenues of $26 million during the three months ended June 30, 2014, compared to an increase of $40 million during the three months ended June 30, 2013. Unbilled revenues represent revenues that are recognized but not yet invoiced. The increase in unbilled revenues is primarily due to efforts spent in certain large projects for which the billing milestones have not yet been established.

Increase in other liabilities and provisions is primarily on account of increase in withholding taxes, increase in employee benefit obligations due to compensation increase and increase in unavailed leave balances partially offset by decrease in accrued expenses to employees towards salaries and bonuses and other expenses.

Unearned revenues increased by $33 million during the three months ended June 30, 2014, compared to an increase of $2 million during the three months ended June 30, 2013. Unearned revenue resulted primarily from advance client billings on fixed-price, fixed-timeframe contracts for which related efforts had not been expended.

There was an increase in income taxes paid during the three months ended June 30, 2014 by $23 million, as compared to a decrease of $6 million in during the three months ended June 30, 2013.

We expect to contribute $10 million to our gratuity trusts during the remainder of fiscal 2015. We believe that our current working capital is sufficient to meet our gratuity obligations.

Net cash used in investing activities, relating to acquisition of additional property, plant and equipment for three months ended June 30, 2014 and June 30, 2013 was $75 million and $87 million, respectively for our software Development Centers. During three months ended June 30, 2014, we invested $1,049 million in liquid mutual funds, $5 million in fixed maturity plan securities, and redeemed liquid mutual funds of $952 million and $46 million of certificates of deposit. During the three months ended June 30, 2013, we invested $1,027 million in liquid mutual fund units, $20 million in quoted debt securities and redeemed liquid mutual fund units of $902 million. The proceeds realized from the redemption of available-for-sale financial assets and certificates of deposit were used in our day to day business activities.

On October 22, 2012, we acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $219 million and additional consideration of up to $112 million, which we refer to as deferred purchase price, payable to the selling shareholders of Lodestone Holding AG who are continuously employed or otherwise engaged by us or our subsidiaries during the three year period following the date of the acquisition.

We provide personal loans and salary advances to employees who are not executive officers or directors.

The annual rates of interest for these loans vary between 0% and 7%. Loans and advances aggregating $46 million and $41 million were outstanding as of June 30, 2014 and March 31, 2014, respectively.

The timing of required repayments/recovery of employee loans and advances outstanding as of June 30, 2014 are as detailed below:

(Dollars in millions)

12 months ending June 30,	Repayment
2015	39
2016	7
46

Net cash used in financing activities for the three months ended June 30, 2014 was $479 million towards dividend payments, including dividend tax. Net cash used in financing activities for the three months ended June 30, 2013 was $302 million towards dividend payments, including dividend tax. Effective fiscal 2014, the Board has decided to increase the dividend pay-out from up to 30% of post-tax profits to up to 40% of post-tax profits.

As of June 30, 2014, we had contractual commitments for capital expenditure of $254 million, as compared to $227 million of contractual commitments as of March 31, 2014. These commitments include $148 million in commitments for domestic purchases as of June 30, 2014, as compared to $129 million as of March 31, 2014 and $106 million in commitments for imports of hardware, supplies and services to support our operations generally as of June 30, 2014, as compared to $98 million as of March 31, 2014. All our capital commitments will be financed out of cash generated from operations. We expect our outstanding contractual commitments as of June 30, 2014 to be significantly completed in fiscal 2015.

OFF BALANCE SHEET ARRANGEMENTS

None.

Item 3. Quantitative and Qualitative Disclosures about Market Risk

General

Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.

Our exposure to market risk is a function of our revenue generating activities and any future borrowing activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency trade receivables.

We have chosen alternative 1 provided by Item 305 of Regulation S-K to disclose quantitative information about market risk. All the required information under alternative 1 has been either included in components of market risk as given below or in note 2.7 under Item 1 of this Quarterly Report and such information has been incorporated herein by reference.

The following table provides the cross references to notes under Item 1 of this Quarterly Report, which contains disclosures required under alternative 1 of Item 305 of Regulation S-K.

Sl. No.	Requirements of Alternative 1 of Item 305	Cross reference to notes in the financial statements for instruments held for trading (Derivative financial instruments)	Cross reference to notes in the financial statements for instruments other than for trading purposes (All other financial instruments)
1.	Fair values of market risk sensitive instruments	Table: The carrying value and fair value of financial instruments by categories under Note 2.7, Financial Instruments, of Item 1 of this Quarterly Report.	Table: The carrying value and fair value of financial instruments by categories under Note 2.7, Financial Instruments, of Item 1 of this Quarterly Report.
2.	Contract terms to determine future cash flows, categorized by expected maturity terms

Section: Derivative Financial Instruments under Note 2.7, Financial Instruments, of Item 1 of this Quarterly Report describing the terms of forward and options contracts and the table depicting the relevant maturity groupings based on the remaining period as of June 30, 2014 and March 31, 2014.

We have provided the outstanding contract amounts in Note 2.7, Financial Instruments, of Item 1 of this Quarterly Report, table giving details in respect of outstanding foreign exchange forward and option contracts.

Current Financial Assets: The expected maturity of these assets falls within one year, hence no additional disclosures are required.

Non Current Financial Assets:

Prepayments and Other Assets - Primarily consist of deposit held with corporation to settle certain employee-related obligations as and when they arise during the normal course of business, rental deposits and security deposits with service providers. Consequently, the period of maturity could not be estimated. (Refer to Note 2.4, Prepayments and Other Assets, of Item 1 of this Quarterly Report). Hence we have not made any additional disclosures for the maturity of non-current financial assets.

Financial Liabilities: Refer to Section “Liquidity Risk” under Note 2.7 of Item 1 of this Quarterly Report, table containing the details regarding the contractual maturities of significant financial liabilities as of June 30, 2014 and March 31, 2014.

3.	Contract terms to determine cash flows for each of the next five years and aggregate amount for remaining years.	Same table as above however as all our forward and option contracts mature within 12 months, we do not require further classification.

Refer to Section “Liquidity Risk” under Note 2.7 of Item 1 of this Quarterly Report, table containing the details regarding the contractual maturities of significant financial liabilities as of June 30, 2014 and March 31, 2014.

4.	Categorization of market risk sensitive instruments	We have categorized the forwards and option contracts based on the currency in which the forwards and option contracts were denominated in accordance with instruction to Item 305 (a) 2 B (v). Refer to section entitled: Derivative Financial Instruments under Note 2.7, Financial Instruments, of Item 1 of this Quarterly Report; table giving details in respect of outstanding foreign exchange forward and option contracts.	We have categorized the financial assets and financial liabilities based on the currency in which the financial instruments were denominated in accordance with instruction to Item 305 (a) 2 B (v). Refer to section entitled: Financial Risk Management under Note 2.7, Financial Instruments, under Item 1 of this Quarterly Report; table analyzing the foreign currency risk from financial instruments as of June 30, 2014 and March 31, 2014.
5.	Descriptions and assumptions to understand the above disclosures	All the tables given under Note 2.7, Financial Instruments, under Item 1 of this Quarterly Report have explanatory headings and the necessary details to understand the information contained in the tables.	All the tables given under Note 2.7, Financial Instruments, under Item 1 of this Quarterly Report have explanatory headings and the necessary details to understand the information contained in the tables.

Risk Management Procedures

We manage market risk through treasury operations. Our treasury operations' objectives and policies are approved by senior management and our Audit Committee. The activities of treasury operations include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, if any, and ensuring compliance with market risk limits and policies.

Components of Market Risk

(1) Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a significant portion of our expenses in Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar. For three months ended June 30, 2014 and June 30, 2013, U.S. dollar denominated revenues represented 68.0% and 69.3% of total revenues, respectively. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 5.8% and 5.6% of total revenues, revenues denominated in the Euro represented 10.6% and 9.8% of total revenues while revenues denominated in the Australian dollar represented 8.2% and 7.9% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

As of June 30, 2014, we had outstanding forward contracts of $767 million, Euro 53 million, United Kingdom Pound Sterling 73 million and Australian dollar 75 million. As of March 31, 2014, we had outstanding forward contracts of $751 million, Euro 64 million, United Kingdom Pound Sterling 77 million and Australian dollar 75 million and option contracts of $20 million. The forward contracts typically mature within one to twelve months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these derivative instruments only as a hedging mechanism and not for speculative purposes. We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. In addition, any such instruments may not perform adequately as a hedging mechanism. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. We may, in the future, adopt more active hedging policies, and have done so in the past.

(2) Fair value. The fair value of our market rate risk sensitive instruments approximates their carrying value.

Recent Accounting Pronouncements

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated interim financial statements.

IFRS 15 Revenue from Contracts with Customers: In May 2014, the International Accounting Standards Board issued IFRS 15, Revenue from Contracts with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted. The Group has not yet selected a transition method and has not yet evaluated the impact of IFRS 15 on the condensed consolidated interim financial statements.

Critical Accounting Policies

We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management's judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

Estimates

We prepare financial statements in conformity with IFRS, which requires us to make estimates, judgments and assumptions. These estimates, judgements and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies which require critical accounting estimates involving complex and subjective judgments and the use of assumptions in the consolidated financial statements have been disclosed below. However, accounting estimates could change from period to period and actual results could differ from those estimates. Appropriate changes in estimates are made as and when we become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated interim financial statements.

a.	Revenue recognition

We use the percentage-of-completion method in accounting for fixed-price contracts. Use of the percentage-of-completion method requires us to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b.	Income taxes

Our two major tax jurisdictions are India and the U.S., though we also file tax returns in other foreign jurisdictions. Significant judgments are involved in determining the provision for income taxes, including the amount expected to be paid/recovered for uncertain tax positions.

c.	Business combinations and Intangible assets

Our business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires us to fair value identifiable intangible assets and contingent consideration to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

d.	Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Revenue Recognition

We derive our revenues primarily from software development and related services and the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

We recognize revenue on time-and-material contracts as the related services are performed. Revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings have been classified as unbilled revenue while billings in excess of costs and earnings have been classified as unearned revenue.

At the end of every reporting period, we evaluate each project for estimated revenue and estimated efforts or costs. Any revisions or updates to existing estimates are made wherever required by obtaining approvals from officers having the requisite authority. Management regularly reviews and evaluates the status of each contract in progress to estimate the profit or loss. As part of the review, detailed actual efforts or costs and a realistic estimate of efforts or costs to complete all phases of the project are compared with the details of the original estimate and the total contract price. To date, we have not had any fixed-price, fixed-timeframe contracts that resulted in a material loss. We evaluate change orders according to their characteristics and the circumstances in which they occur. If such change orders are considered by the parties to be a normal element within the original scope of the contract, no change in the contract price is made. Otherwise, the adjustment to the contract price may be routinely negotiated. Contract revenue and costs are adjusted to reflect change orders approved by the client and us, regarding both scope and price. Changes are reflected in revenue recognition only after the change order has been approved by both parties. The same principle is also followed for escalation clauses.

In arrangements for software development and related services and maintenance services, we have applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, we have measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where we are unable to establish objective and reliable evidence of fair value for the software development and related services, we have used a residual method to allocate the arrangement consideration. In these cases the balance consideration after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues have been recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three components: license, implementation and Annual Technical Services (ATS). We have applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered components. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized rateably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

We account for volume discounts and pricing incentives to customers by reducing the amount of discount from the amount of revenue recognized at the time of sale. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer. Further, we recognize discount obligations as a reduction of revenue based on the rateable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. We recognize the liability based on an estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. We recognize changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment. We present revenues net of sales and value-added taxes in our consolidated statement of comprehensive income.

Income Tax

Our income tax expense comprises current and deferred income tax and is recognized in net profit in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches outside India where it is expected that the earnings of the foreign subsidiary or branch will not be distributed in the foreseeable future. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. We offset current tax assets and current tax liabilities, where we have a legally enforceable right to set off the recognized amounts and where we intend either to settle on a net basis, or to realise the asset and settle the liability simultaneously. We offset deferred tax assets and deferred tax liabilities wherever we have a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

Business Combinations, Goodwill and Intangible Assets

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations. The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Transaction costs that we incur in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Goodwill represents the cost of business acquisition in excess of our interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceed the cost of the business acquisition, we recognize a gain immediately in net profit in the statement of comprehensive income. Goodwill arising on the acquisition of a non-controlling interest in a subsidiary represents the excess of the cost of the additional investment over the fair value of the net assets acquired at the acquisition date and is measured at cost less accumulated impairment losses.

Intangible assets are stated at cost less accumulated amortization and impairments. They are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

We expense research costs as and when the same are incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, we have the intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

Item 4. Controls and Procedures

As of the end of the period covered by this Quarterly Report on Form 6-K, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

Based on their evaluation as of the end of the period covered by this Quarterly Report on Form 6-K, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

There has been no change in our internal control over financial reporting that occurred during the period covered by this Quarterly Report that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

Part II - Other Information

Item 1 - Legal Proceedings

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

Item 1 A. Risk Factors

Risk Factors

Investing in our American Depositary Shares, or ADSs, involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Quarterly Report on Form 6-K, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our condensed consolidated interim financial statements and related notes, before making a decision to invest in our ADSs. The risks and uncertainties described below may not be the only ones we face. Other than as set forth below, there were no material changes to the risk factors as previously discussed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2014, which risk factors are incorporated herein by reference. If any of the risks actually occur, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Company and Our Industry

Our success depends largely upon our highly skilled technology professionals and our ability to hire, attract, motivate, retain and train these personnel.

Our ability to execute projects, maintain our client relationships and obtain new clients depends largely on our ability to attract, hire, train, motivate and retain highly skilled technology professionals, particularly project managers and other mid-level professionals. If we cannot hire, motivate and retain personnel, our ability to bid for projects, obtain new projects and expand our business will be impaired and our revenues could decline.

We believe that there is significant worldwide competition for skilled technology professionals. Additionally, technology companies, particularly in India, have recently increased their hiring efforts. Increasing worldwide competition for skilled technology professionals and increased hiring by technology companies may affect our ability to hire and retain an adequate number of skilled and experienced technology professionals and may have an adverse effect on our business, results of operations and financial condition.

We may not be able to hire enough skilled and experienced technology professionals to replace employees who we are not able to retain. If we are unable to motivate and retain technology professionals, this could have an adverse effect on our business, results of operations and financial condition.

Changes in policies or laws may also affect the ability of technology companies to attract and retain personnel. For instance, the central government or state governments in India may introduce legislation requiring employers to give preferential hiring treatment to underrepresented groups. The quality of our work force is critical to our business. If any such central government or state government legislation becomes effective, our ability to hire the most highly qualified technology professionals may be hindered.

In addition, the demands of changes in technology, evolving standards and changing client preferences may require us to redeploy and retrain our technology professionals. If we are unable to redeploy and retrain our technology professionals to keep pace with continuing changes in technology, evolving standards and changing client preferences, this may adversely affect our ability to bid for and obtain new projects and may have a material adverse effect on our business, results of operations and financial condition.

We have taken a number of steps to increase retention. These include improving predictability for employees by giving timely compensation increases this year, introducing a quarterly promotion cycle to promote eligible employees quickly, increasing the variable payout over the last few quarters, introducing a fast track career path for higher performers and increasing the fixed component of the salary to reduce variability. We cannot assure you that these initiatives will result in a increase in retention.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

We announced several key changes to our Board and management in the past quarter including the appointment of Dr. Vishal Sikka as the Chief Executive Officer and Managing Director (Designate). Dr. Sikka will take over from Mr. Shibulal as the Chief Executive Director and Managing Director effective August 1, 2014. Also, Mr. U.B. Pravin Rao has been elevated as the Chief Operating Officer. Besides, the Company has elevated 12 leaders to the position of Executive Vice-President with additional responsibilities.

Further, Mr. Narayana Murthy and Mr. S. Gopalakrishnan have voluntarily stepped down from their positions of Executive Chairman and Executive Vice- Chairman respectively and will continue on the Board until October 10, 2014 as the Non-Executive Chairman and Non-Executive Vice-Chairman. On October 11, 2014, Mr. K. V. Kamath will become the Chairman (Non-Executive) of the Board. Additionally, Mr. Srinath Batni will step down from the Board on July 31, 2014. We are highly dependent on the Board of Directors (“Board”), and the management team and members of our senior leadership.

Our future performance may be affected by any disruptions in the continued service of our directors, executives and other officers. We cannot assure you that the changes in the Board and management will not cause disruption to our operations or customer relationships, or materially impact our results of operations.

Competition for senior management in our industry is intense, and we may not be able to retain senior management personnel or attract and retain new senior management personnel in the future. Furthermore, we do not maintain key man life insurance for any of the senior members of our management team or other key personnel. The loss of any member of our senior management or other key personnel may have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Investments in Indian Companies and International Operations Generally

Changes in the policies introduced by the newly elected Government of India could delay the further liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our business and prospects.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Central and State governments in the Indian economy as producers, consumers and regulators has remained significant. In May 2014, following general elections, a new government has been formed. We cannot predict whether the new government will pursue policies that encourage economic liberalization such as changes in exchange control regulation, creation of special economic zones or progressive tax legislations. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.

Some of our software Development Centers located at Bangalore, Chandigarh, Chennai, Hyderabad, Jaipur, Mangalore, Mysore, Pune and Trivandrum currently operate in SEZs and many of our proposed Development Centers are likely to operate in SEZs. If the Government of India changes its policies affecting SEZs in a manner that adversely impact the incentives for establishing and operating facilities in SEZs, our business, results of operations and financial condition may be adversely affected.

If the Government of India modifies dividend distribution tax rates or introduces new form of taxes on distribution of profits or changes the basis of application of these taxes, the same could materially affect the returns to our shareholders.

Under the Finance Act, 2013, effective rate of dividend distribution tax (DDT) was 16.995% inclusive of surcharge and cess. The Finance Bill (No 2) 2014 has proposed an amendment in section 115-O, which requires grossing up of dividend amount distributed for computing DDT. As a result the effective rate of DDT will increase from 16.995% to 19.994% inclusive of surcharge and cess. This is effective from October 1st 2014.

Our current dividend policy states that dividend pay-out would be up to 40% of post-tax profits including dividend tax. On account of the above amendment the dividend amount receivable by our shareholders may reduce.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Other Information

None.

Item 6. Exhibits

The Exhibit Index attached hereto is incorporated by reference to this Item.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited /s/ S. D. Shibulal

Date: July 30, 2014	S.D. Shibulal Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Document
31.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
99.1	Independent Auditors' Report on Review of Unaudited Condensed Consolidated Interim Financial Statements.